SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

____________________________

EDESA BIOTECH, inc.
(Name of Issuer)

Common Shares, no par value per share

(Title of Class of Securities)

27966L108
(CUSIP Number)

Josep Maria Echarri Torres

Inveready Innvierte Biotech II, C/Cavallers 50, 08034 Barcelona, Spain

+34-93-180-7260
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 7, 2019
(Date of Event which Requires Filing of this Statement)

____________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 27966L108	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Inveready Innvierte Biotech II, S.C.R. S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Madrid, Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 502,955
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 502,955

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 502,955
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐ CERTAIN SHARES (see Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.0% (Based on a total of 7,138,234 shares of the Issuer’s common stock outstanding as of June 11, 2019)
14	TYPE OF REPORTING PERSON (see instructions) CO

SCHEDULE 13D

CUSIP No. 27966L108	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Josep Maria Echarri Torres
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Spanish

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 502,955
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 502,955

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 502,955
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐ CERTAIN SHARES (see Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.0% (Based on a total of 7,138,234 shares of the Issuer’s common stock outstanding as of June 11, 2019)
14	TYPE OF REPORTING PERSON (see instructions) IN

Item 1. Security and Issuer.

This Schedule 13D relates to the common shares, no par value per share (the “Common Shares”), of Edesa Biotech, Inc., a British Columbia corporation (the “Company”), which has its principal executive offices at 100 Spy Court, Markham, Ontario, Canada L3R 5H6.

Item 2. Identity and Background.

This Schedule 13D is filed by Inveready Innvierte Biotech II, S.C.R. S.A.
and Mr. Josep Maria Echarri Torres, its Managing Director (collectively, the “Reporting Persons”). The principal address of the Reporting Persons is c/o Inveready Technology Investment Group, C/dels Cavallers, 50, Barcelona, 08034, Spain.

Inveready Innvierte Biotech II, S.C.R. S.A. is a Venture Capital Fund investing in Life Sciences Companies.

During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On June 7, 2019, the Issuer, formerly known as “Stellar Biotechnologies, Inc.,” completed its business combination with Edesa Biotech Inc. (“Edesa”) in accordance with the terms of the Share Exchange Agreement, dated as of March 7, 2019 (the “Exchange Agreement”), by and among the Issuer, Edesa and the shareholders of Edesa (the “Exchange”), pursuant to which Inveready Innvierte Biotech II, S.C.R. S.A. received 502,955 common shares in exchange for all of its capital stock of Edesa.

The foregoing description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, which is attached hereto as Exhibit 1 and incorporated herein by reference.

Item 4. Purpose of Transaction.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D, which disclosure is incorporated herein by reference.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending on various factors, including, without limitation, the Issuer’s financial position, the price of the Common Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may, in the future, take such actions with respect to their shares of the Issuer’s capital stock as they deem appropriate, including, without limitation: purchasing additional Common Shares; selling Common Shares; taking any action to change the composition of the Issuer’s board of directors; taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or changing their intention with respect to any and all matters referred to in paragraphs (a) through (j) below in this Item 4.

Except as otherwise described in this Schedule, none of the Reporting Persons currently has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)-(b)

Number of Common Shares beneficially owned:

Inveready Innvierte Biotech II, S.C.R. S.A.	502,955 Common Shares
Josep Maria Echarri Torres	502,955 Common Shares

Percent of class: 7.0% (Based on a total of 7,138,234 shares of the Issuer’s common stock outstanding as of June 11, 2019)

Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: Inveready Innvierte Biotech II, S.C.R. S.A. Josep Maria Echarri Torres	0 Common Shares 0 Common Shares
(ii)	Shared power to vote or to direct the vote: Inveready Innvierte Biotech II, S.C.R. S.A. Josep Maria Echarri Torres	502,955 Common Shares 502,955 Common Shares
(iii)	Sole power to dispose or to direct the disposition of: Inveready Innvierte Biotech II, S.C.R. S.A. Josep Maria Echarri Torres	0 Common Shares 0 Common Shares
(iv)	Shared power to dispose or to direct the disposition of: Inveready Innvierte Biotech II, S.C.R. S.A. Josep Maria Echarri Torres	502,955 Common Shares 502,955 Common Shares

(c) Except as set forth in this Schedule 13D, the Reporting Persons have not effected any transactions with respect to the Common Shares of the Issuer during the past 60 days.

(d)-(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Reference is made to the disclosure set forth under Items 3 of this Schedule 13D, which disclosure is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

1.	Share Exchange Agreement, dated as of March 7, 2019, by and between Stellar Biotechnologies, Inc., Edesa Biotech Inc. and the Edesa Shareholders (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 8, 2019).

2.	Joint Filing Agreement, dated as of June 19, 2019 by and among (i) Inveready Innvierte Biotech II, S.C.R. S.A. and (ii) Mr. Josep Maria Echarri Torres.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2019

Inveready Innvierte Biotech II, S.C.R. S.A.

	By:	/s/ Josep Maria Echarri Torres, as Managing Director

/s/ Josep Maria Echarri Torres

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